August 19, 2014

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention: Anu Dubey, Division of Investment Management

Re:	Virtus Alternative Solutions Trust

File Nos. 033-191940 and 811-22906

Post-Effective Amendment No. 3

Dear Ms. Dubey:

Thank you for your telephonic comments on August 5, 2014 regarding our responses to your comments on the above-referenced post-effective amendment to the registration statement on Form N-1A for Virtus Alternative Solutions Trust (“Registrant”), filed with the Securities and Exchange Commission (the “Commission”) on June 24, 2014. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in a subsequent post-effective amendment to be filed under Rule 485(b) upon the automatic effectiveness of our previous filing on September 8, 2014.

Comment 1.            Page 1, Investment Objective. Despite the arguments contained in your response letter, the Staff stands by its original request that you revise the fund’s investment objective to emphasize pursuit of income in light of the use of the term “income” in the fund’s name. (See Q9 of FAQs on Rule 35d-1.)

Response 1.          We have again reviewed the referenced guidance and continue to believe that we have complied by including the pursuit of income in the fund’s investment objective. Neither Rule 35d-1 nor the referenced guidance dictates that the pursuit of income be a fund’s sole objective, and we believe that by including it in the fund’s objective we have given it the amount of emphasis required. We have therefore made no changes in response to this comment.

Comment 2.         Page 1, Fees and Expenses. The Class C column does not add up correctly. Please revise accordingly.

Response 2.          We have corrected the reimbursement amount to reflect (0.71%) and the total is now correct at 2.16%.

Comment 3.            Page 1, Example table. The Staff was not able to replicate several of the dollar values shown in the table. Please recheck and revise as necessary.

Response 3.          We have corrected the dollar values shown for Class A and certain of those shown for Class C. (Please see our revised Appendix A attached to this response letter.)

Comment 4.            Pages 4, 9 and 10, Principal Investment Strategies. Please disclose the fund’s maturity policy, even if it is “any.”

Response 4.          We have added the requested disclosure.

Consistent with SEC Release 2004-89, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;
•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and thus this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Ann Flood at (860) 263-4746 or the undersigned at (860) 263-4790. Thank you.

Best regards,

/s/ Jennifer S. Fromm

Jennifer S. Fromm

cc: Ann Flood

Appendix A

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Annual Fund Operating Expenses	Class A	Class C	Class I
Management Fee	0.80%	0.80%	0.80%
Distribution and Service (12b-1) Fees	0.25%	1.00%	None
Other Expenses(c)	1.06%	1.06%	1.06%
Acquired Fund Fees and Expense	0.01%	0.01%	0.01%
Total Annual Fund Operating Expenses	2.12%	2.87%	1.87%
Less Expense Reimbursement(d)	(0.71%)	(0.71%)	(0.71%)
Total Annual Fund Operating Expenses	1.41%	2.16%	1.16%

(c) Estimated for current fiscal year, as annualized.

(d) The fund’s investment adviser has contractually agreed to limit the fund’s total operating expenses (excluding dividend and interest expenses, taxes, brokerage commissions, extraordinary expenses and acquired fund fees and expenses) so that such expenses do not exceed 1.40% for Class A Shares, 2.15% for Class C Shares and 1.15% for Class I Shares through [_______, 2015.] [Note: Date will be at least one year from date of registration statement.] Following the contractual period, the adviser may recapture operating expenses reimbursed under these arrangements for a period of three years following the fiscal year in which such reimbursement occurred.

Example

	Share Status	1 Year	3 Years
Class A	Sold or Held	$513	$948
Class C	Sold	$319	$822
	Held	$219	$822
Class I	Sold or Held	$118	$519